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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Register.com, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   75914G 10 1
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 7 pagaes

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CUSIP NO. 75914G 10 1
--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Peter A. Forman

--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
       3.  SEC Use only

--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power    3,427,478*
Shares            --------------------------------------------------------------
Beneficially        6.  Shared Voting Power      -0-
Owned by Each     --------------------------------------------------------------
Reporting           7.  Sole Dispositive Power     933,327**
Person With:      --------------------------------------------------------------
                    8.  Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person

           3,427,478***

--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)

           8.9% based on shares outstanding as of December 31, 2001.

--------------------------------------------------------------------------------
      12.  Type of Reporting Person          IN

--------------------------------------------------------------------------------

* Represents (i) 34,100 shares of common stock held by Mr. Forman, (ii) warrants to purchase 549,227 shares of common stock, (iii) 350,000 shares of common stock held by Forman Capital Partners I, LP, of which Mr. Forman is the Managing Partner, and (iv) 2,494,151 shares of common stock held by Forman Capital Management, LLC, of which Mr. Forman is the Managing Member. Shares of common stock held by Forman Capital Management, LLC are subject to a planned selling program, pursuant to Rule 10b5-1(c)(1)(i)(B) (the "Selling Program") under the Securities Exchange Act of 1934.

** Represents (i) 34,100 shares of common stock held by Mr. Forman, (ii) warrants to purchase 549,227 shares of common stock, and (iii) 350,000 shares of common stock held by Forman Capital Partners I, LP. Excludes 2,494,151 shares of common stock held by Forman Capital Management, LLC, which are subject to the Selling Program. This number assumes that all of the shares of common stock held by Forman Capital Management, LLC will be sold under the Selling Program.

*** Represents (i) 34,100 shares of common stock, (ii) warrants to purchase 549,227 shares of common stock, (iii) 350,000 shares of common stock held by Forman Capital Partners I, LP, and (iv) 2,494,151 shares of common stock held by Forman Capital Management, LLC, which are subject to the Selling Program.


                                Page 2 of 7 pages

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CUSIP NO. 75914G 10 1
--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Forman Capital Management, LLC
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
       3.  SEC Use only

--------------------------------------------------------------------------------
       4.  Place of Organization                  Delaware

--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power    2,494,151
Shares            -------------------------------------------------------------
Beneficially        6.  Shared Voting Power      -0-
Owned by Each     -------------------------------------------------------------
Reporting           7.  Sole Dispositive Power     0*
Person With:      -------------------------------------------------------------
                    8.  Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person

           2,494,151

--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)

           6.5% based on shares outstanding as of December 31, 2001.

--------------------------------------------------------------------------------
      12.  Type of Reporting Person :          CO

--------------------------------------------------------------------------------
* Shares of common stock held by Forman Capital Management, LLC are subject to a planned selling program, pursuant to Rule 10b5-1(c)(1)(i)(B) (the "Selling Program") under the Securities Exchange Act of 1934. Mr. Forman is the Managing Member of Forman Capital Management, LLC. This number assumes that all of the shares of common stock held by Forman Capital Management, LLC will be sold under the Selling Program.


                                page 3 of 7 pages

Item 1.

     (a)   Name of Issuer
                  Register.com, Inc.

     (b)   Address of Issuer's Principal Executive Offices
                  575 Eighth Avenue
                  11th Floor
                  New York, NY 10018

Item 2.

     (a)   Name of Person Filing
                  This statement is filed by and on behalf of: (i) Peter A. Forman and (ii) Forman Capital Management, LLC, of which Mr. Forman is the Managing Member.

     (b)   Address of Principal Business Offices or, if none, Residence
                  130 Shore Rd.
                  Port Washington, New York
                  11050

     (c)   Citizenship
                  United States (Peter A. Forman); Delaware (Forman Capital Management, LLC)

     (d)   Title of Class of Securities
                  Common Stock, Par Value $0.0001 per share.

     (e)   CUSIP Number
                  75914G 10 1

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.  Ownership
         See items 5-11 of cover sheets hereto.


Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         Not applicable.


Item     8. Identification and Classification of Members of the Group
         Not applicable.


Item 9.  Notice of Dissolution of Group
         Not applicable.


                                Page 4 of 7 pages

Item 10.  Certification

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that the information set forth in this statement is true, complete and correct.

February 14, 2002




                                   By: /s/ Peter A. Forman
                                       ----------------------------------------
                                                   Peter A. Forman


                                   Forman Capital Management, LLC

                                   By: /s/ Peter A. Forman
                                       ----------------------------------------
                                          Peter A. Forman
                                          Managing Member




                                Page 5 of 7 pages

                                    EXHIBITS




Exhibit I Joint Filing Agreement, dated February 14, 2002 among the signatories to this Schedule 13G.




                                Page 6 of 7 pages